Exhibit 99.1

Digital Currency X Technology Inc. Announces Receipt of Nasdaq Notification Regarding Market Value of Listed Securities Requirement

New York, December 18, 2025 — Digital Currency X Technology Inc. (NASDAQ: DCX) (“DCX” or the “Company”) today announced that it received a letter from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is currently not in compliance with Nasdaq Listing Rule 5550(b)(2), which requires the Company to maintain a minimum Market Value of Listed Securities of US$35 million (“MVLS”) for continued listing on The Nasdaq Capital Market (the “MVLS Requirement”). This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The notification has no immediate effect on the listing of the Company’s class A ordinary shares, which will continue to trade uninterrupted on Nasdaq under the ticker “DCX.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company has a compliance period of 180 calendar days, or until June 10, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s MVLS Requirement. If at any time during the Compliance Period, the Company’s MVLS closes at US$35 million or more for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. If the Company fails to regain compliance within the Compliance Period, the Company will receive written notification that its securities are subject to delisting, and it would have the right to a hearing before an independent panel. The hearing request would stay any suspension or delisting action pending the conclusion of the hearing process.

The Company intends to take all reasonable measures available to regain compliance with MVLS Requirement under the Nasdaq Listing Rules and to remain listed on Nasdaq. However, there can be no assurances that the Company would ultimately be able to regain compliance with all applicable requirements for continued listing on the Nasdaq Capital Market.

About Digital Currency X Technology Inc.

Digital Currency X Technology Inc. (NASDAQ: DCX) is a pioneering digital asset treasury management company focused on developing innovative infrastructure for secure cryptocurrency custody and storage solutions. The Company has strategically positioned itself at the forefront of institutional digital asset adoption, with treasury holdings exceeding US$1.4 billion. The Company is executing a comprehensive digital currency strategy that includes treasury optimization, participation in decentralized finance (DeFi) ecosystems, and development of advanced custody infrastructure.

Forward-Looking Statements

This press release contains forward-looking statements as defined under Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, formulated in accordance with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements, reflecting the Company’s projections about its future financial and operational performance, employ terms like “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal,” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately,” and similar expressions to convey the uncertainty of future events or outcomes. These forward-looking statements are based on the Company’s current expectations, assumptions, and projections, involving judgments about future economic conditions, competitive landscapes, market dynamics, and business decisions, many of which are inherently challenging to predict accurately and are largely beyond the Company’s control. Additionally, these statements are subject to a multitude of known and unknown risks, uncertainties, and other variables that could significantly diverge the Company’s actual results from those depicted in any forward-looking statement. These factors include, but are not limited to, varying economic conditions, competitive pressures, and regulatory changes. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Investor Relations Contact:

Matthew Abenante, IRC
President
Strategic Investor Relations, LLC
Tel: 347-947-2093
Email: matthew@strategic-ir.com